Filed Pursuant to Rule 433
Registration No. 333-158385
May 5, 2011
FREE WRITING PROSPECTUS
(To Prospectus dated April 2, 2009,
Prospectus Supplement dated April 9, 2009,
Product Supplement dated April 9, 2009,
Underlying Supplement no. 3 dated October 22, 2010, and
Underlying Supplement no. 4 dated October 22, 2010)

# HSBC USA Inc.
## Buffered Accelerated Market Participation Securities™ ("AMPS")

▸ This Free Writing Prospectus ("FWP") relates to :

  – AMPS™ linked to a weighted basket consisting of the S&P 500® Index, the iShares® MSCI EAFE Index Fund, the MidCap SPDR® Trust, Series 1, the iShares® MSCI Emerging Markets Index Fund and the iShares® Russell 2000® Index Fund

▸ A term of approximately four years

▸ 1.4x exposure to any positive return in the reference asset, subject to a maximum return of between 56.00% and 70.00% (to be determined on the Pricing Date)

▸ Protection from the first 20% of any losses in the reference asset, subject to the credit risk of HSBC USA Inc.

The Buffered Accelerated Market Participation Securities™ ("AMPS" or, each a "security" and collectively the "securities") offered hereunder are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction and include investment risks including possible loss of the Principal Amount invested due to the credit risk of HSBC USA Inc. The AMPS will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement, product supplement, underlying supplement no. 3 or underlying supplement no. 4. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the securities. HSBC Securities (USA) Inc. will purchase the securities from us for distribution to other registered broker dealers or will offer the securities directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any securities after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-25 of this free writing prospectus.

**Investment in the securities involves certain risks. You should refer to "Risk Factors" beginning on page FWP-8 of this document, page PS-4 of the accompanying product supplement, page S-3 of the accompanying prospectus supplement, page US3-1 of the accompanying underlying supplement no. 3 and page US4-2 of the accompanying underlying supplement no. 4.**

|  | Price to Public | Fees and Commissions[1] | Proceeds to Issuer |
|---|---|---|---|
| Per security | $1,000 |  |  |
| Total |  |  |  |

[1]Fee based accounts purchasing the securities will pay a purchase price of $1,000 per security, and the agent with respect to sales made to such accounts will forgo any fees. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-25 of this free writing prospectus.

HSBC

**HSBC USA Inc.**

# Buffered Accelerated Market Participation Securities™ (AMPS)
**Linked to a weighted basket**

**This FWP relates to a single offering of AMPS™ by HSBC USA Inc. linked to the performance of the Reference Asset as indicated below.**

| Reference Asset | Reference Asset Components | Component Weighting | Reference Return Cap | Upside Participation Rate | Maximum Return (Reference Return Cap × Upside Participation Rate) |
|---|---|---|---|---|---|
| The Basket | S&P 500® Index ("SPX")<br>iShares® MSCI EAFE Index Fund ("EFA")<br>MidCap SPDR® Trust, Series 1 ("MDY")<br>iShares® MSCI Emerging Markets Index Fund ("EEM")<br>iShares® Russell 2000® Index Fund ("IWM") | 70.00%<br>15.00%<br>8.00%<br>4.00%<br>3.00% | 40.00% to 50.00% (to be determined on the Pricing Date) | 140% (1.4x) | 56.00% (= 40.00% × 1.4) to 70.00% (= 50.00% × 1.4) (to be determined on the Pricing Date) |

## Indicative Terms*

| | |
|---|---|
| **Principal Amount** | $1,000 per security |
| **Term** | Approximately four years |
| **Buffer Value** | -20% |
| **Payment at Maturity per security** | **If the Reference Return is greater than or equal to zero**, you will receive the lesser of:<br>a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and<br>b) $1,000 + ($1,000 × Maximum Return).<br><br>**If the Reference Return is less than zero but greater than or equal to the Buffer Value:**<br>$1,000 (zero return).<br><br>**If the Reference Return is less than the Buffer Value:**<br>$1,000 + [$1,000 × (Reference Return + 20%)].<br>For example, if the Reference Return is less than the Buffer Value, you will lose 1% of the Principal Amount of your securities for every 1% decline in the Final Basket Value as compared to the Initial Basket Value. If the Reference Return is less than the Buffer Value you could lose 80% of your initial investment. |
| **Reference Return** | $$\frac{\text{Final Basket Value} - \text{Initial Basket Value}}{\text{Initial Basket Value}},$$ subject to the Reference Return Cap |
| **Initial Basket Value** | See page FWP-5 |
| **Final Basket Value** | See page FWP-5 |
| **Pricing Date** | May 11, 2011 |
| **CUSIP** | 4042K1HN6 |
| **Trade Date** | May 11, 2011 |
| **Original Issue Date** | May 16, 2011 |
| **Final Valuation Date** | May 11, 2015 |
| **Maturity Date** | May 14, 2015 |

\* As more fully described beginning on page FWP-4.

## The AMPS™

For investors who believe the Reference Asset will appreciate over the term of the AMPS, the AMPS provide an opportunity for accelerated returns (subject to the Maximum Return). If the Reference Return is below the Buffer Value, then you will lose 1% of the Principal Amount of your securities for every 1% decline in the Reference Asset beyond -20%.

If the Reference Asset appreciates over the term of the securities, you will realize 140% (1.4x) of the Reference Asset appreciation up to the Maximum Return. Should the Reference Asset decline, you will lose 1% of your investment for every 1% decline in the Reference Asset beyond the -20% Buffer Value. You could lose up to 80% of your initial investment.

The offering period for the AMPS is through **May 11, 2011**



## Payoff Example

The table at right shows the hypothetical payout profile of an investment in the securities reflecting the 140% (1.4x) Upside Participation Rate and assuming a 63.00% Maximum Return. The actual Maximum Return will be determined on the Pricing Date and will not be less than 56.00% or greater than 70.00%.

| Reference Return | Participation in Reference Return | AMPS Return |
|---|---|---|
| 60% | 1.4x upside exposure, subject to Maximum Return | 63% |
| 45% | | 63% |
| 40% | 1.4x upside | 56% |
| 10% | | 14% |
| -5% | Buffer of -20% | 0% |
| -20% | | 0% |
| -21% | 1x Loss Beyond Buffer | -1% |
| -30% | | -10% |

## Information about the Reference Asset

The following graph illustrates the hypothetical daily historical performance of the Basket from May 4, 2006 through May 3, 2011 based on information from Bloomberg Professional® service, if the level of the Basket was made to equal 100 on May 4, 2006. The hypothetical historical performance reflects the performance the Basket would have exhibited based on (i) the actual historical performance of the Reference Asset Components and (ii) the assumption that no adjustment to the Official Closing Value occurred from May 4, 2006 through May 3, 2011 for any Reference Asset Component. Neither the hypothetical historical performance of the Basket nor the actual historical performance of the Reference Asset Components should be taken as indications of future performance.

We cannot give you assurance that the performance of the Basket will result in the return of your initial investment. You may lose up to 80% of your investment.





# HSBC USA Inc.
# Buffered Accelerated Market Participation Securities™ (AMPS)

**Linked to a weighted basket consisting of the S&P 500® Index, the iShares® MSCI EAFE Index Fund, the MidCap SPDR® Trust, Series 1, the iShares® MSCI Emerging Markets Index Fund and the iShares® Russell 2000® Index Fund**

All references to "Enhanced Market Participation Notes" in the accompanying product supplement shall refer to these Buffered Accelerated Market Participation Securities. The offering of securities will have the respective terms described in this free writing prospectus and the accompanying underlying supplement no. 3, underlying supplement no. 4, product supplement, prospectus supplement and prospectus. If the terms of the securities offered hereby are inconsistent with those described in the accompanying underlying supplement no. 3, underlying supplement no. 4, product supplement, prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. **You should be willing to forgo interest and dividend payments during the term of the securities and, if the Reference Return is negative, lose up to 80% of your principal.**

**This free writing prospectus relates to a single offering of securities linked to the performance of a weighted basket (the "Reference Asset"). The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of securities:**

| | |
|---|---|
| **Issuer:** | HSBC USA Inc. |
| **Issuer Rating:** | AA- (S&P), A1 (Moody's), AA (Fitch)[†] |
| **Principal Amount:** | $1,000 per security |
| **Reference Asset:** | The underlying basket consisting of one index and four index funds (each, a "Reference Asset Component"), as indicated below |

| Reference Asset | Reference Asset Components | Component Weightings | Reference Return Cap | Upside Participation Rate | Maximum Return |
|---|---|---|---|---|---|
| **The Basket:** | S&P 500® Index ("SPX")<br>iShares® MSCI EAFE Index Fund ("EFA")<br>MidCap SPDR® Trust, Series 1 ("MDY")<br>iShares® MSCI Emerging Markets Index Fund ("EEM")<br>iShares® Russell 2000® Index Fund ("IWM") | 70.00%<br>15.00%<br>8.00%<br>4.00%<br>3.00% | 40.00% to 50.00%<br>(to be determined on the Pricing Date) | 140% (1.4x) | 56.00% ( =40.00% × 1.4) to 70.00% ( =50.00% × 1.4) (to be determined on the Pricing Date) |

| | |
|---|---|
| **Trade Date:** | May 11, 2011 |
| **Pricing Date:** | May 11, 2011 |
| **Original Issue Date:** | May 16, 2011 |
| **Final Valuation Date:** | May 11, 2015, subject to adjustment as described below under the caption "Final Valuation Date and Maturity Date." |
| **Maturity Date:** | 3 business days after the Final Valuation Date, which is expected to be May 14, 2015. The Maturity Date is subject to adjustment as described below under the caption "Final Valuation Date and Maturity Date." |
| **Payment at Maturity:** | On the Maturity Date, for each security, we will pay you the Final Settlement Value. |
| **Component Weighting:** | With respect to the SPX, 70.00%, with respect to the EFA, 15.00%, with respect to the MDY, 8.00%, with respect to the EEM, 4.00% and with respect to the IWM, 3.00%. |
| **Final Settlement Value:** | ***If the Reference Return is greater than or equal to zero,*** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, equal to the lesser of: |
| | (a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and |
| | (b) $1,000 + ($1,000 × Maximum Return). |
| | ***If the Reference Return is less than zero but greater than or equal to the Buffer Value***, you will receive $1,000 per $1,000 Principal Amount of securities (zero return). |
| | ***If the Reference Return is less than the Buffer Value,*** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, calculated as follows: |
| | $1,000 + [$1,000 × (Reference Return + 20%)]. |
| | Under these circumstances, you will lose 1% of the Principal Amount of your securities for each 1% that the Reference Return is below the Buffer Value. For example, if the Reference Return is -40%, you will suffer a 20% |

loss and receive 80% of the Principal Amount, subject to the credit risk of HSBC. **If the Reference Return is less than the Buffer Value, you may lose up to 80% of your investment.**

| | |
|---|---|
| **Reference Return:** | The quotient, expressed as a percentage, calculated as follows: |
| | Final Basket Value – Initial Basket Value |
| | Initial Basket Value, |
| | subject to the Reference Return Cap |
| **Buffer Value:** | -20% |
| **Initial Basket Value:** | Set equal to 100 on the Pricing Date. |
| **Final Basket Value:** | The Closing Value on the Final Valuation Date. |
| **Closing Value:** | On any scheduled trading day, the Closing Value will be calculated as follows: |
| | 100 × [1 + (sum of the Reference Asset Component Return multiplied by the respective Component Weighting for each Reference Asset Component)] |
| **Reference Asset Component Return:** | Each of the Reference Asset Component Returns set forth in the formula above refers to the return for the Reference Asset Component, which reflects the performance of the Reference Asset Component, expressed as the percentage change from the Initial Component Value of that Reference Asset Component to the Final Component Value of that Reference Asset Component. |
| **Initial Component Value:** | With respect to each Reference Asset Component, the Official Closing Value (as defined below) of the respective Reference Asset Component as determined by the calculation agent on the Pricing Date. |
| **Final Component Value:** | With respect to each Reference Asset Component, the Official Closing Value of the respective Reference Asset Component on the Final Valuation Date. |
| **Official Closing Value:** | With respect to each Reference Asset Component, the Official Closing Value on any scheduled trading day will be determined by the calculation agent based upon the closing level of such index or closing price of such index fund, as applicable, displayed on the relevant Bloomberg Professional® service page (with respect to the SPX, "SPX <INDEX>", with respect to the EFA, "EFA UP <EQUITY>", with respect to the MDY, "MDY UP <EQUITY>", with respect to the EEM, "EEM UP <EQUITY>" and with respect to the IWM, "IWM UP <EQUITY>") and, with respect to the EFA, MDY, EEM and IWM, adjusted by the calculation agent as described under "Additional Terms of the Notes—Antidiluton and Reorganization Adjustments" in the accompanying underlying supplement no. 4 or, for each Reference Asset Component, any successor page on Bloomberg Professional® service or any successor service, as applicable. |
| **CUSIP/ISIN:** | 4042K1HN6 / |
| **Form of securities:** | Book-Entry |
| **Listing:** | The securities will not be listed on any U.S. securities exchange or quotation system. |

---

[†] A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The securities themselves have not been independently rated. Each rating should be evaluated independently of any other rating.

## GENERAL

This free writing prospectus relates to a single security offering linked to the Reference Asset identified on the cover page. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset. We reserve the right to withdraw, cancel or modify the offering and to reject orders in whole or in part. Although the offering of securities relates to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to such Reference Asset or any component security included in such Reference Asset or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated April 2, 2009, the prospectus supplement dated April 9, 2009, the product supplement dated April 9, 2009, underlying supplement no. 3 dated October 22, 2010 and underlying supplement no. 4 dated October 22, 2010. All references to "Enhanced Market Participation Notes" in the accompanying product supplement shall refer to these Buffered Accelerated Market Participation Securities. If the terms of the securities offered hereby are inconsistent with those described in the accompanying underlying supplement no. 3, underlying supplement no. 4, product supplement, prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-8 of this free writing prospectus, page US3-1 of the underlying supplement no. 3, page US4-2 of the underlying supplement no. 4, page PS-4 of the product supplement and page S-3 of the prospectus supplement as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement, a product supplement and underlying supplements) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement, product supplement, underlying supplement no. 3 and underlying supplement no. 4 in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and underlying supplements if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▶ The underlying supplement no. 3 at: http://www.sec.gov/Archives/edgar/data/83246/000114420410055205/v198039_424b2.htm

▶ The underlying supplement no. 4 at: http://www.sec.gov/Archives/edgar/data/83246/000114420410055207/v199610_424b2.htm

▶ The product supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019791/v145840_424b2.htm

▶ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

▶ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

We are using this free writing prospectus to solicit from you an offer to purchase the securities. You may revoke your offer to purchase the securities at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. In the event of any material changes to the terms of the securities, we will notify you.

## PAYMENT AT MATURITY

On the Maturity Date, for each security you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

**If the Reference Return is greater than or equal to zero**, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, equal to the lesser of:

   (a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and

   (b) $1,000 + ($1,000 × Maximum Return).

**If the Reference Return is less than zero but greater than or equal to the Buffer Value,** you will receive $1,000 per $1,000 Principal Amount of securities (zero return).

**If the Reference Return is less than the Buffer Value,** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, calculated as follows:

   $1,000 + [$1,000 × (Reference Return + 20%)].

Under these circumstances, you will lose 1% of the Principal Amount of your securities for every 1% that the Reference Return is below the Buffer Value. For example, because the buffer protects the first 20% loss, if the Reference Return is -40%, you will suffer a 20% loss and receive 80% of the Principal Amount, subject to the credit risk of HSBC. **You should be aware that if the Reference Return is less than the Buffer Value, you may lose up to 80% of your investment.**

## Interest

The securities will not pay periodic interest.

## Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the securities.

## Trustee

Notwithstanding anything contained in the accompanying prospectus supplement or product supplement to the contrary, the securities will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee. Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement.

## Paying Agent

Notwithstanding anything contained in the accompanying prospectus supplement or product supplement to the contrary, HSBC Bank USA, N.A. will act as paying agent with respect to the securities pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

## Reference Issuer and Reference Sponsor

With respect to SPX, Standard and Poor's Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc. is the reference sponsor. With respect to EFA, EEM and IWM, iShares, Inc. is the reference issuer. With respect to MDY, SPDR® Series Trust is the reference issuer.

## INVESTOR SUITABILITY

**The securities may be suitable for you if:**

▶ You seek an investment with an enhanced return linked to the potential positive performance of the Reference Asset up to the Reference Return Cap and you believe the value of such Reference Asset will increase over the term of the securities.

▶ You are willing to invest in the securities based on the Maximum Return indicated herein, which may limit your return at maturity.

▶ You are willing to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is below -20%.

▶ You do not prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You are willing to forego dividends or other distributions paid to holders of stocks comprising the Reference Asset Components, or the Reference Asset Components themselves, as applicable.

▶ You do not seek current income from your investment.

▶ You do not seek an investment for which there is an active secondary market.

▶ You are willing to hold the securities to maturity.

▶ You are comfortable with the creditworthiness of HSBC, as issuer of the securities.

**The securities may not be suitable for you if:**

▶ You believe the Reference Return will be negative on the Final Valuation Date or that the Reference Return will not be sufficiently positive to provide you with your desired return.

▶ You are unwilling to invest in the securities based on the Maximum Return indicated herein, which may limit your return at maturity.

▶ You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is below -20%.

▶ You seek an investment that provides a higher return of principal.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You prefer to receive the dividends or other distributions paid to holders of stocks comprising the Reference Asset Components, or the Reference Asset Components themselves, as applicable.

▶ You seek current income from your investment.

▶ You seek an investment for which there will be an active secondary market.

▶ You are unable or unwilling to hold the securities to maturity

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as issuer of the securities.

## RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-3 in the accompanying prospectus supplement, page PS-4 of the accompanying product supplement, page US3-1 of underlying supplement no. 3 and page US4-2 of underlying supplement no. 4. Investing in the securities is not equivalent to investing directly in any of the stocks comprising the Reference Asset Components or the Reference Asset Components themselves, as applicable.  You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying underlying supplement no. 3, underlying supplement no. 4, product supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying underlying supplement no. 3, the accompanying underlying supplement no. 4, the accompanying product supplement and the accompanying prospectus supplement, including the explanation of risks relating to the securities described in the following sections:

▸ "— Risks Relating to All Note Issuances" in the prospectus supplement;

▸ "— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the prospectus supplement;

▸ "— Additional Risks Relating to Certain Notes with More than One Instrument Comprising the Reference Asset" in the prospectus supplement;

▸ "— Additional Risks Relating to Notes Linked to the Performance of Exchange-Traded Funds" in the product supplement;

▸ "— Securities Prices Generally are Subject to Political, Economic, Financial, and Social Factors that Apply to the Markets in which they Trade and to a Lesser Extent, Foreign Markets" in underlying supplement no. 4;

▸ "— The Notes are Subject to Currency Exchange Risk" in underlying supplement no. 4; and

▸ "— There are Risks Associated with Emerging Markets" in underlying supplement no. 4.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

### Your investment in the securities may result in a loss.

You will be exposed to the decline in the Final Basket Value from the Initial Basket Value beyond the Buffer Value of -20%.  If the Reference Asset declines by more than the Buffer Value, you will lose 1% of your investment for every 1% decline in the Reference Asset beyond the Buffer Value.  Accordingly, if the Reference Return is below -20%, your Payment at Maturity will be less than the Principal Amount of your securities.  You may lose up to 80% of your investment at maturity if the Reference Return is negative.

### The appreciation of the securities is limited by the Maximum Return.

You will not participate in any appreciation in the value of the Reference Asset (as magnified by the Upside Participation Rate) beyond the Maximum Return of between 56.00% and 70.00% (to be determined on the Pricing Date).  You will not receive a return on the securities greater than the Maximum Return.

### Credit risk of HSBC USA Inc.

The securities are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party.  As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law.  Any payment to be made on the securities, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities.

### The securities will not bear interest.

As a holder of the securities, you will not receive periodic interest payments.

### No interest or dividend payments or voting rights.

As a holder of the securities, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the stocks comprising the Reference Asset Components or the Reference Asset Components themselves, as applicable, would have.

**Changes in the values of the Reference Asset Components may offset each other.**

Movements in the values of the Reference Asset Components may not correlate with each other. At a time when the value of one of the Reference Asset Components increases, the values of the other Reference Asset Components may not increase as much or may even decline. Therefore, in calculating the Final Basket Value and therefore the Reference Return and Final Settlement Value, increases in the value of one or more of the Reference Asset Components may be moderated, or more than offset, by lesser increases or declines in the values of the other Reference Asset Components. As a result, the Final Settlement Value may be adversely affected even if the value of some of the Reference Asset Components increase during the term of the securities. Furthermore, because the Component Weighting of the SPX is greater than the Component Weightings of the other four Reference Asset Components that make up the Reference Asset, poor performance of the SPX will have a disproportionately large negative impact on the Final Settlement Value.

**An index fund and its underlying index are different.**

The performance of an index fund may not exactly replicate the performance of the respective underlying index, because such index fund will reflect transaction costs and fees that are not included in the calculation of the respective underlying index. It is also possible that an index fund may not fully replicate or may in certain circumstances diverge significantly from the performance of the respective underlying index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in such fund or due to other circumstances. An index fund may use futures contracts, options, swap agreements, currency forwards and repurchase agreements in seeking performance that corresponds to the respective underlying index and in managing cash flows.

**The Reference Asset is subject to management risk.**

The index funds included in the Reference Asset are not managed according to traditional methods of ''active'' investment management, which involve the buying and selling of securities based on economic, financial and market analysis and investment judgment. Instead, each index fund, utilizing a ''passive'' or indexing investment approach, attempts to approximate the investment performance of its respective underlying index by investing in a portfolio of securities that generally replicate the respective underlying index. Therefore, unless a specific security is removed from an underlying index, the index fund generally would not sell a security because the security's issuer was in financial trouble. In addition, the index funds are subject to the risk that the investment strategy of the index funds' investment adviser may not produce the intended results.

**There is limited anti-dilution protection.**

For certain events affecting shares of an index fund, such as stock splits or extraordinary dividends, the calculation agent may make adjustments to the relevant Final Component Value which may affect your Final Settlement Value. However, the calculation agent is not required to make an adjustment for every corporate action which affects the shares of the relevant index fund. If an event occurs that does not require the calculation agent to adjust the amount of the shares of the relevant index fund, the market price of the securities and the Final Settlement Value may be materially and adversely affected.

**There are risks associated with small-capitalization or mid-capitalization stocks.**

The MDY and IWM may invest in companies that may be considered small-capitalization or mid-capitalization companies, as applicable. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the respective index fund's share price may be more volatile than that of funds that invest a larger percentage of their assets in stocks issued by large-capitalization companies. Stock prices of small-capitalization or mid-capitalization companies are also more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization or mid-capitalization companies may be thinly traded, making it difficult for the relevant index fund to buy and sell them. In addition, small-capitalization or mid-capitalization companies are typically less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization or mid-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. Such companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and less competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products.

**The securities are not insured by any governmental agency of the United States or any other jurisdiction.**

The securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the securities.

**Certain built-in costs are likely to adversely affect the value of the securities prior to maturity.**

While the Payment at Maturity described in this free writing prospectus is based on the full Principal Amount of your securities, the original issue price of the securities includes the placement agent's commission and the estimated cost of HSBC hedging its obligations under the securities. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

**The securities lack liquidity.**

The securities will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the securities in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the securities.

**Potential conflicts.**

HSBC and its affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. We will not have any obligation to consider your interests as a holder of the securities in taking any action that might affect the value of your securities.

**Uncertain tax treatment.**

For a discussion of certain of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "Certain U.S. Federal Income Tax Considerations" herein, the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying product supplement and the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

## ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of the Reference Asset relative to its Initial Basket Value.  We cannot predict the Final Basket Value of the Reference Asset.  The assumptions we have made in connection with the illustrations set forth below may not reflect actual events.  You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset to which your securities are linked or return on the securities.  With respect to the securities, the Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in securities for a hypothetical range of performance for the Reference Return from -100% to +100%. The following results are based solely on the assumptions outlined below.  The "Hypothetical Return on the Security" as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount of securities to $1,000.   The potential returns described here assume that your securities are held to maturity. You should consider carefully whether the securities are suitable to your investment goals.  The following table and examples assume the following:

▸ Principal Amount:                       $1,000

▸ Upside Participation Rate:        140%

▸ Hypothetical Maximum Return:   63.00% (The actual Maximum Return will be determined on the Pricing Date and will not be less than 56.00% or greater 70.00%)

| Hypothetical Reference Return | Hypothetical Payment at Maturity | Hypothetical Return on the Security |
|---|---|---|
| 100.00% | $1,630.00 | 63.00% |
| 80.00% | $1,630.00 | 63.00% |
| 60.00% | $1,630.00 | 63.00% |
| 50.00% | $1,630.00 | 63.00% |
| 45.00% | $1,630.00 | 63.00% |
| 40.00% | $1,560.00 | 56.00% |
| 20.00% | $1,280.00 | 28.00% |
| 15.00% | $1,210.00 | 21.00% |
| 10.00% | $1,140.00 | 14.00% |
| 6.00% | $1,084.00 | 8.40% |
| 5.00% | $1,070.00 | 7.00% |
| 2.00% | $1,028.00 | 2.80% |
| 1.00% | $1,014.00 | 1.40% |
| **0.00%** | **$1,000.00** | **0.00%** |
| -1.00% | $1,000.00 | 0.00% |
| -2.00% | $1,000.00 | 0.00% |
| -5.00% | $1,000.00 | 0.00% |
| -10.00% | $1,000.00 | 0.00% |
| -15.00% | $1,000.00 | 0.00% |
| -20.00% | $1,000.00 | 0.00% |
| -30.00% | $900.00 | -10.00% |
| -40.00% | $800.00 | -20.00% |
| -60.00% | $600.00 | -40.00% |
| -80.00% | $400.00 | -60.00% |
| -100.00% | $200.00 | -80.00% |

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the securities.

**Example 1: The Reference Return is 5.00%.**

| | |
|---|---|
| Reference Return: | 5.00% |
| **Final Settlement Value:** | **$1,070.00** |

Because the Reference Return is positive and not greater than the Reference Return Cap, the Reference Return multiplied by the Upside Participation Rate is less than the Maximum Return. The Final Settlement Value would be $1,070.00 per $1,000 Principal Amount of securities calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Reference Return} \times \text{Upside Participation Rate})$$

$$= \$1,000 + (\$1,000 \times 5.00\% \times 140\%)$$

$$= \$1,070.00$$

Example 1 shows that you will receive the return of your principal investment plus a return equal to the Reference Return multiplied by 140% when such Reference Return is positive and if such amount is equal to or less than the Maximum Return.

**Example 2: The Reference Return is 60.00%.**

| | |
|---|---|
| Reference Return: | 60.00% |
| **Final Settlement Value:** | **$1,630.00** |

Because the Reference Return is positive and greater than the Reference Return Cap, the Reference Return multiplied by the Upside Participation Rate is greater than the Maximum Return. The Final Settlement Value would be $1,630.00 per $1,000 Principal Amount of securities calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Maximum Return})$$

$$= \$1,000 + (\$1,000 \times 63.00\%)$$

$$= \$1,630.00$$

Example 2 shows that you will receive the return of your principal investment plus a return equal to the Maximum Return when the Reference Return is positive and if such Reference Return multiplied by 140% exceeds the Maximum Return.

**Example 3: The Reference Return is -5.00%.**

| | |
|---|---|
| Reference Return: | -5.00% |
| **Final Settlement Value:** | **$1,000.00** |

Because the Reference Return is less than zero but greater than the Buffer Value, the Final Settlement Value would be $1,000.00 per $1,000 Principal Amount of securities (a zero return).

**Example 4: The Reference Return is -30%.**

| | |
|---|---|
| Reference Return: | -30.00% |
| **Final Settlement Value:** | **$900.00** |

Here, the Reference Return is -30.00%. Because the Reference Return is less than the Buffer Value of -20%, the Final Settlement Value would be $900.00 per $1,000 Principal Amount of securities calculated as follows:

$$\$1,000 + [\$1,000 \times (\text{Reference Return} + 20\%)]$$

$$= \$1,000 + [\$1,000 \times (-30.00\% + 20\%)]$$

$$= \$900.00$$

Example 4 shows that you will lose 1% of the Principal Amount of your securities for every 1% decline in the Reference Asset beyond -20%. YOU MAY LOSE UP TO 80% OF THE PRINCIPAL AMOUNT OF YOUR SECURITIES.

## INFORMATION RELATING TO THE REFERENCE ASSET

## The S&P 500® Index

### Description of the SPX

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top 5 industry groups by market capitalization as of 5/3/11 were: Information Technology, Financials, Energy, Health Care and Industrials.

***For more information about the SPX, see "The S&P 500® Index" on page US3-4 of the accompanying underlying supplement no. 3.***

### Historical Performance of the SPX

The following graph sets forth the historical performance of the SPX based on the daily historical closing levels from May 4, 2006 through May 3, 2011. The closing level for the SPX on May 3, 2011 was 1,356.62. We obtained the closing levels below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.



The historical levels of the SPX should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Value of the SPX on the Final Valuation Date.

## The iShares® MSCI EAFE Index Fund

### Description of the EFA

The EFA seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the European, Australasian, and Far Eastern markets, as measured by the MSCI EAFE® Index, which is the underlying index of the EFA. As of May 3, 2011, the MSCI EAFE® Index consisted of the following 22 component country indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom.

***For more information about the EFA, see "The iShares® MSCI EAFE Index Fund" on page US4-25 of the accompanying underlying supplement no. 4.***

### Historical Performance of the EFA

The following graph sets forth the historical performance of the EFA based on the daily historical closing prices from May 4, 2006 through May 3, 2011. The closing price for the EFA on May 3, 2011 was $63.35. We obtained the closing prices below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.



The historical prices of the EFA should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Value of the EFA on the Final Valuation Date.

| Quarter Begin | Quarter End | Quarterly High | Quarterly Low | Quarterly Close |
|---|---|---|---|---|
| 1/3/2006 | 3/31/2006 | $65.52 | $60.25 | $64.99 |
| 4/3/2006 | 6/30/2006 | $70.65 | $59.40 | $65.35 |
| 7/3/2006 | 9/29/2006 | $68.52 | $60.94 | $67.78 |
| 10/2/2006 | 12/29/2006 | $74.66 | $67.61 | $73.26 |
| 1/3/2007 | 3/30/2007 | $77.18 | $70.95 | $76.27 |
| 4/2/2007 | 6/29/2007 | $81.79 | $76.05 | $80.63 |
| 7/2/2007 | 9/28/2007 | $85.50 | $67.99 | $82.56 |
| 10/1/2007 | 12/31/2007 | $86.49 | $78.00 | $78.50 |
| 1/2/2008 | 3/31/2008 | $79.22 | $65.63 | $71.90 |
| 4/1/2008 | 6/30/2008 | $78.76 | $68.06 | $68.70 |
| 7/1/2008 | 9/30/2008 | $68.39 | $52.36 | $56.30 |
| 10/1/2008 | 12/31/2008 | $56.42 | $35.53 | $44.87 |
| 1/2/2009 | 3/31/2009 | $45.61 | $31.56 | $37.59 |
| 4/1/2009 | 6/30/2009 | $49.18 | $37.28 | $45.81 |
| 7/1/2009 | 9/30/2009 | $56.31 | $43.49 | $54.70 |
| 10/1/2009 | 12/31/2009 | $57.66 | $52.42 | $55.30 |
| 1/4/2010 | 3/31/2010 | $58.00 | $49.94 | $56.00 |
| 4/1/2010 | 6/30/2010 | $58.08 | $45.86 | $46.51 |
| 7/1/2010 | 9/30/2010 | $55.81 | $46.45 | $54.92 |
| 10/1/2010 | 12/31/2010 | $59.50 | $53.85 | $58.23 |
| 1/3/2011 | 3/31/2011 | $61.98 | $54.69 | $60.09 |
| 4/1/2011* | 5/3/2011* | $64.35 | $59.03 | $63.35 |

*As of the date of this free writing prospectus available information for the second calendar quarter of 2011 includes data for the period from April 1, 2011 through May 3, 2011. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2011.*

## The MidCap SPDR® Trust, Series 1

### General

HSBC has derived all information relating to the MDY, including, without limitation, its make-up, performance, method of calculation and changes in its components from publicly available sources.  The MDY is a unit investment trust registered under the Investment Company Act of 1940 that is designed to generally correspond, before expenses, to the price and yield performance of the underlying index.  The MDY is organized under New York law and is governed by a trust agreement between The Bank of New York Mellon, formerly The Bank of New York, as trustee (the "Trustee"), and PDR Services LLC, as sponsor.  The MDY was created to provide investors with the opportunity to purchase a Unit representing a proportionate undivided ownership interest in a portfolio of securities consisting of substantially all of the common stocks, in substantially the same weighting, which comprise the S&P MidCap® 400 Index ("underlying index").  The MDY is listed on the NYSE Arca under the ticker symbol "MDY." Information regarding the MDY can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission (the "SEC") (SEC File No. 033-89088) or through the SEC's website at www.sec.gov. None of such publicly available information is incorporated by reference into this free writing prospectus and HSBC makes no representation or warranty as to the accuracy or completeness of such information.

### Investments of the MDY

The MDY holds common stocks (the "Portfolio") and cash and is not actively "managed" by traditional methods, which typically involve effecting changes in the Portfolio on the basis of judgments made relating to economic, financial and market considerations.  The MDY pursues an indexing strategy of "replication" in attempting to approximate the performance of the underlying index. At any time, the MDY will consist of as many underlying index component stocks as practicable.  It is anticipated that cash will not constitute a substantial portion of the net assets of the MDY.  To maintain the correspondence between the composition and weightings of the Portfolio and component stocks of the underlying index, the Trustee adjusts the Portfolio from time to time to conform to periodic changes in the identity and/or relative weightings of the component stocks of the underlying index.  The Trustee aggregates certain of these adjustments and makes changes to the Portfolio at least monthly or more frequently in the case of significant changes to the underlying index.

The value of Units fluctuates in relation to changes in the value of the Portfolio. The market price of each individual Unit may not be identical to the net asset value of such Unit but, historically, these two valuations have been very close. It is possible that, for a short period, the MDY may not fully replicate the performance of the underlying index due to the unavailability of certain stocks comprising the underlying index in the secondary market or due to other extraordinary circumstances. Additionally, although the market price of the MDY is generally expected to mirror the characteristics and valuations of the underlying index, the underlying index is a theoretical financial calculation, while the MDY is an actual investment portfolio. The price per Unit may not completely track the value of the underlying index because the MDY will reflect transaction costs and fees that are not included in the calculation of the underlying index, corporate actions and timing variances.

**The S&P MidCap® 400 Index**

The underlying index is published by S&P, is comprised of the shares of common stock of 400 companies with mid-sized market capitalizations ranging from $850 million to $3.8 billion and covers approximately 7% of the market value of the United States equities market. The calculation of the value of the underlying index (discussed below in further detail) is based on the relative value of the aggregate Market Value (as defined below) of the common stocks of such 400 companies as of a particular time compared to the aggregate average Market Value of the common stocks of 400 similar companies on the base date of June 28, 1991. Historically, the "Market Value" of any S&P component stock was calculated as the product of the market price per share and the number of the then-outstanding shares of such S&P component stock. As discussed below, during March 2005, S&P began to use a new methodology to calculate the Market Value of the S&P component stocks and S&P completed its transition to the new calculation methodology during September 2005.

The four hundred selected common stocks, all of which are listed on national stock exchanges, span a broad range of major industry groups. The underlying index is maintained by the S&P Index Committee, a team of S&P economists and industry analysts that meet on a regular basis. The goal of the Index Committee is to ensure that the index remains an accurate measure of midsized companies, reflecting the risk and return characteristics of the broader mid cap universe on an on-going basis. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company's common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the underlying index to achieve the objectives stated above.

*Computation of the Underlying Index*

Prior to March 2005, the Market Value of a component stock was calculated as the product of the market price per share and the total number of outstanding shares of the component stock. In March 2004, S&P announced that it would transition the underlying index to float-adjusted market capitalization weights. The transition began in March 2005 and was completed in September 2005. S&P's criteria for selecting stock for the underlying index was not changed by the shift to float adjustment. However, the adjustment affects each company's weight in the underlying index (i.e., its Market Value). Currently, S&P calculates the underlying index based on the total float-adjusted market capitalization of each component stock, where each stock's weight in the underlying index is proportional to its float-adjusted Market Value.

Under float adjustment, the share counts used in calculating the underlying index reflect only those shares that are available to investors, not all of a company's outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

- holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;
- holdings by government entities, including all levels of government in the U.S. or foreign countries; and
- holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a U.S. company traded in Canada as "exchangeable shares," shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor ("IWF") is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding

shares, by the total shares outstanding. The float-adjusted index is then calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by an Index divisor (the "Divisor"). For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

As of the date of this document, the underlying index is also calculated using a base-weighted aggregate methodology: the level of the underlying index reflects the total Market Value of all the component stocks relative to the underlying index base period of 1941-43. The daily calculation of the underlying index is computed by dividing the Market Value of the underlying index component stocks by a Divisor, which is adjusted from time to time as discussed below.

 The simplest capitalization weighted index can be thought of as a portfolio consisting of all available shares of the stocks in the index. While this might track this portfolio's value in dollar terms, it would probably yield an unwieldy number in the trillions. Therefore, the actual number used in the underlying index is scaled to a more easily handled number, currently in the thousands, by dividing the portfolio Market Value by the Divisor.

Ongoing maintenance of the underlying index includes monitoring and completing the adjustments for additions and deletions of the constituent companies, share changes, stock splits, stock dividends and stock price adjustments due to company restructurings or spin-offs. Continuity in the level of the underlying index is maintained by adjusting the Divisor for all changes in the underlying index constituents' share capital after the base period of 1941-43 with the level of the underlying index as of the base period set at 10. Some corporate actions, such as stock splits and stock dividends do not require Divisor adjustments because following a stock split or stock dividend, both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the Market Value of the component stock. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

To prevent the level of the underlying index from changing due to corporate actions, all corporate actions which affect the total Market Value of the underlying index also require a Divisor adjustment. By adjusting the Divisor for the change in total Market Value, the level of the underlying index remains constant. This helps maintain the level of the underlying index as an accurate barometer of stock market performance and ensures that the movement of the underlying index does not reflect the corporate actions of individual companies in the underlying index.  All Divisor adjustments are made after the close of trading and after the calculation of the closing levels of the underlying index.  As noted in the preceding  paragraph, some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the underlying index and do not require Divisor adjustments.

The table below summarizes the types of underlying index maintenance adjustments and indicates whether or not an  Divisor adjustment is required.

| Type of Corporate Action | Comments | Divisor Adjustment |
| --- | --- | --- |
| Company added/deleted | Net change in market value determines Divisor adjustment. | Yes |
| Change in shares outstanding | Any combination of secondary issuance, share repurchase or buy back—share counts revised to reflect change. | Yes |
| Stock split | Share count revised to reflect new count. Divisor adjustment is not required since the share count and price changes are offsetting. | No |
| Spin-off | If spun-off company is not being added to the index, the divisor adjustment reflects the decline in Index Market Value (i.e., the value of the spun-off unit). | Yes |
| Spin-off | Spun-off company added to the underlying index, no company removed from the underlying index. | No |
| Spin-off | Spun-off company added to the underlying index, another company removed to keep number of names fixed. Divisor adjustment reflects deletion. | Yes |
| Change in IWF | Increasing (decreasing) the IWF increases (decreases) the total market value of the underlying index. The Divisor change reflects the change in market value caused by the change to an IWF. | Yes |
| Special dividend | When a company pays a special dividend the share price is assumed to drop by the amount of the dividend; the divisor adjustment reflects this drop in Index Market Value. | Yes |

| Type of Corporate Action | Comments | Divisor Adjustment |
|---|---|---|
| Rights offering | Each shareholder receives the right to buy a proportional number of additional shares at a set (often discounted) price. The calculation assumes that the offering is fully subscribed. Divisor adjustment reflects increase in market cap measured as the shares issued multiplied by the price paid. | Yes |

Each of the corporate events exemplified in the table requiring an adjustment to the Divisor has the effect of altering the Market Value of the component stock and consequently of altering the aggregate Market Value of the underlying index component stocks (the "Post-Event Aggregate Market Value"). In order that the level of the underlying index (the "Pre-Event Index Value") not be affected by the altered Market Value (whether increase or decrease) of the affected component stock, a new Divisor ("New Divisor") is derived as follows:

- $$\frac{\text{Post-Event Aggregate Market Value}}{\text{New Divisor}} = \text{Pre-Event Index Value}$$

- $$\text{New Divisor} = \frac{\text{Post-Event Aggregate Market Value}}{\text{Pre-Event Index Value}}$$

Another large part of the underlying index maintenance process involves tracking the changes in the number of shares outstanding of each of the companies whose stocks are included in the underlying index. Four times a year, on a Friday close to the end of each calendar quarter, the share totals of companies in the underlying index are updated as required by any changes in the number of shares outstanding and then the Index Divisor is adjusted accordingly. In addition, changes in a company's shares outstanding of 5% or more due to mergers, acquisitions, public offerings, private placements, tender offers, Dutch auctions or exchange offers are made as soon as reasonably possible. Other changes of 5% or more (due to, for example, company stock repurchases, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participations or other recapitalizations) are made weekly, and are announced on Wednesdays for implementation after the close of trading on the following Wednesday. If a 5% or more change causes a company's IWF to change by 5 percentage points or more (for example from 0.80 to 0.85), the IWF will be updated at the same time as the share change, except IWF changes resulting from partial tender offers will be considered on a case-by-case basis. Changes to an IWF of less than 5 percentage points are implemented at the next IWF review, which occurs annually. In the case of certain rights issuances, in which the number of rights issued and/or terms of their exercise are deemed substantial, a price adjustment and share increase may be implemented immediately.

## Historical Performance of the MDY

The following graph sets forth the historical performance of the MDY based on the daily historical closing prices from May 4, 2006 through May 3, 2011. The closing price for the MDY on May 3, 2011 was $181.39. We obtained the closing prices below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.



The historical prices of the MDY should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Value of the MDY on the Final Valuation Date.

| Quarter Begin | Quarter End | Quarterly High | Quarterly Low | Quarterly Close |
|---|---|---|---|---|
| 1/3/2006 | 3/31/2006 | $145.16 | $133.58 | $144.76 |
| 4/3/2006 | 6/30/2006 | $149.60 | $130.32 | $139.40 |
| 7/3/2006 | 9/29/2006 | $140.78 | $129.60 | $137.60 |
| 10/2/2006 | 12/29/2006 | $150.26 | $135.65 | $146.38 |
| 1/3/2007 | 3/30/2007 | $158.81 | $145.07 | $154.51 |
| 4/2/2007 | 6/29/2007 | $168.55 | $153.96 | $162.98 |
| 7/2/2007 | 9/28/2007 | $168.45 | $144.95 | $161.00 |
| 10/1/2007 | 12/31/2007 | $167.95 | $148.94 | $155.01 |
| 1/2/2008 | 3/31/2008 | $156.07 | $131.35 | $141.27 |
| 4/1/2008 | 6/30/2008 | $163.31 | $142.73 | $148.76 |
| 7/1/2008 | 9/30/2008 | $151.09 | $125.79 | $131.83 |
| 10/1/2008 | 12/31/2008 | $131.22 | $74.07 | $97.18 |
| 1/2/2009 | 3/31/2009 | $102.46 | $72.55 | $88.65 |
| 4/1/2009 | 6/30/2009 | $110.17 | $86.52 | $105.31 |
| 7/1/2009 | 9/30/2009 | $130.73 | $97.92 | $125.28 |
| 10/1/2009 | 12/31/2009 | $134.83 | $118.38 | $131.76 |
| 1/4/2010 | 3/31/2010 | $145.35 | $123.76 | $143.16 |
| 4/1/2010 | 6/30/2010 | $154.78 | $125.00 | $129.16 |
| 7/1/2010 | 9/30/2010 | $147.49 | $125.60 | $145.59 |
| 10/1/2010 | 12/31/2010 | $166.35 | $143.58 | $164.68 |
| 1/3/2011 | 3/31/2011 | $179.66 | $163.43 | $179.55 |
| 4/1/2011* | 5/3/2011* | $184.97 | $173.92 | $181.39 |

*As of the date of this free writing prospectus available information for the second calendar quarter of 2011 includes data for the period from April 1, 2011 through May 3, 2011. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2011.

## Description of the EEM

The EEM seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index. The Emerging Markets Index is intended to measure the performance of equity markets in the global emerging markets. As of May 3, 2011, the MSCI Emerging Markets Index consisted of the following 21 component country indices: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Morocco, Peru, Philippines, Poland, Russia, South Africa, Taiwan, Thailand and Turkey. MSCI is no longer affiliated with Morgan Stanley.

*For more information about the EEM, see "The iShares® MSCI Emerging Markets Index Fund" on page US4-22 of the accompanying underlying supplement no. 4.*

## Historical Performance of the EEM

The following graph sets forth the historical performance of the EEM based on the daily historical closing prices from May 4, 2006 through May 3, 2011. The closing price for the EEM on May 3, 2011 was $48.88. We obtained the closing prices below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.



The historical prices of the EEM should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Value of the EEM on the Final Valuation Date.

| Quarter Begin | Quarter End | Quarterly High | Quarterly Low | Quarterly Close |
|---|---|---|---|---|
| 1/3/2006 | 3/31/2006 | $33.79 | $30.00 | $33.02 |
| 4/3/2006 | 6/30/2006 | $37.08 | $27.12 | $31.23 |
| 7/3/2006 | 9/29/2006 | $33.33 | $29.03 | $32.29 |
| 10/2/2006 | 12/29/2006 | $38.26 | $31.63 | $38.10 |
| 1/3/2007 | 3/30/2007 | $39.85 | $34.52 | $38.75 |
| 4/2/2007 | 6/29/2007 | $44.62 | $38.74 | $43.82 |
| 7/2/2007 | 9/28/2007 | $50.49 | $37.15 | $49.78 |
| 10/1/2007 | 12/31/2007 | $55.83 | $47.22 | $50.10 |
| 1/2/2008 | 3/31/2008 | $50.75 | $40.68 | $44.79 |
| 4/1/2008 | 6/30/2008 | $52.48 | $44.43 | $45.19 |
| 7/1/2008 | 9/30/2008 | $44.76 | $30.88 | $34.53 |
| 10/1/2008 | 12/31/2008 | $34.29 | $18.22 | $24.97 |
| 1/2/2009 | 3/31/2009 | $27.28 | $19.87 | $24.81 |
| 4/1/2009 | 6/30/2009 | $34.88 | $24.72 | $32.23 |
| 7/1/2009 | 9/30/2009 | $39.51 | $30.25 | $38.91 |
| 10/1/2009 | 12/31/2009 | $42.52 | $37.30 | $41.50 |
| 1/4/2010 | 3/31/2010 | $43.47 | $35.01 | $42.12 |
| 4/1/2010 | 6/30/2010 | $44.02 | $35.21 | $37.32 |
| 7/1/2010 | 9/30/2010 | $44.99 | $36.76 | $44.77 |
| 10/1/2010 | 12/31/2010 | $48.62 | $44.51 | $47.62 |
| 1/3/2011 | 3/31/2011 | $48.75 | $44.25 | $48.69 |
| 4/1/2011* | 5/3/2011* | $50.43 | $47.57 | $48.88 |

*\* As of the date of this free writing prospectus available information for the second calendar quarter of 2011 includes data for the period from April 1, 2011 through May 3, 2011. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2011.*

# iShares® Russell 2000® Index Fund

We have derived all information contained in this free writing prospectus regarding the IWM, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares® Trust, BlackRock Institutional Trust Company, N.A. ("BTC") and BlackRock Fund Advisors ("BFA"). The IWM is an investment portfolio maintained and managed by iShares® Trust. BFA is currently the investment adviser to the IWM. The IWM is an exchange traded fund ("ETF") that trades on the NYSE Arca under the ticker symbol "IWM" We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources. iShares® is a registered investment company that consists of numerous separate investment portfolios, including the IWM. Information provided to or filed with the SEC by iShares® pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding iShares®, BFA, the IWM, please see the Prospectus, dated August 1, 2009. You can obtain the level of the IWM at any time from the Bloomberg Financial Markets page "IWM <Equity> <GO>" or from the iShares website. Information from outside sources is not incorporated by reference in, and should not be considered a part of, this free writing prospectus.

## Investment Objective and Strategy

The IWM seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the small capitalization sector of the U.S. equity market as measured by the Russell 2000® Index (the "underlying index"). The underlying index was developed by Russell as an equity benchmark representing the approximately 2,000 smallest companies in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest U.S. companies as determined by market capitalization and represents approximately 98% of the U.S. equity market.

The IWM uses a representative sampling strategy (as described below under "Representative Sampling") to attempt to track the underlying index. The IWM will generally invest at least 90% of its assets in the securities of the underlying index and ADRs or other depositary receipts based on securities of the underlying index. The IWM may invest its other assets in futures contracts, other types of options and swaps related to the underlying index, as well as cash and cash equivalents, including share of money market funds affiliated with BFA.

## Representative Sampling

The IWM pursues a "representative sampling" strategy in attempting to track the performance of its underlying index, and generally does not hold all of the equity securities included in its underlying index. The IWM invests in a representative sample of securities in the underlying index, which BFA believes to have a similar investment profile as the underlying index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of its underlying index.

## Correlation

The Russell 2000® Index is a theoretical financial calculation, while the IWM is an actual investment portfolio. The performance of the IWM and its underlying index will vary somewhat due to transaction costs, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between a Fund's portfolio and the underlying index resulting from legal restrictions (such as diversification requirements that apply to the Fund but not to the underlying index) or representative sampling. BFA expects that, over time, the correlation between a Fund's performance and that of its underlying index, before fees and expenses, will be 95% or better. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The IWM, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

## Industry Concentration Policy

The IWM will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries only to approximately the same extent that its underlying index is so concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities), repurchase agreements collateralized by U.S. government securities, and securities of state or municipal governments and their political subdivisions are not considered to be issued by members of any industry.

## The Russell 2000® Index

We have derived all information relating to the Russell 2000® Index (the "RTY"), including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of and is

subject to change by, Russell Investment Group. Russell Investment Group is under no obligation to continue to publish, and may discontinue or suspend the publication of the RTY at any time.

**Russell Investment Group publishes the RTY**

RTY is an index calculated, published, and disseminated by the Russell Investment Group, and measures the composite price performance of stocks of 2,000 companies incorporated and domiciled in the United States and its territories.  All 2,000 stocks are traded on the New York Stock Exchange or NASDAQ Global Market, and form a part of the Russell 3000® Index.  The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98.00% of the United States equity market.

RTY consists of the smallest 2,000 companies included in the Russell 3000® Index.  RTY is designed to track the performance of the small capitalization segment of the United States equity market.

Only stocks belonging to companies domiciled in the U.S. are allowed into RTY. Preferred and convertible preferred stock, paired shares, redeemable shares, warrants, participating preferred stock, trust receipts, rights, royalty trusts, limited liability companies, pink sheets, limited partnership, OTC Bulletin Board companies and closed-end mutual funds are excluded from RTY. Real Estate Investment Trusts and Beneficial Trusts however, are eligible for inclusion.

 In general, only one class of securities of a company is allowed in RTY, although exceptions to this general rule have been made where the Russell Investment Group has determined that each class of securities acts independently of the other. Stocks must trade at or above $1.00 on May 31 of each year to be eligible for inclusion in RTY.  However, if a stock falls below $1.00 intra-year, it will not be removed until the next reconstitution if it is still trading below $1.00.

 The primary criterion used to determine the initial list of securities eligible for the Russell 3000® Index is total market capitalization, which is defined as the price of a company's shares times the total number of available shares, as described below.  Based on closing values on May 31 of each year, the Russell Investment Group reconstitutes the composition of the Russell 3000® Index using the then existing market capitalizations of eligible companies.  As of the last Friday in June of each year, the Russell Index is adjusted to reflect the reconstitution of the Russell 3000® Index for that year.  Real-time dissemination of RTY began on January 1, 1987.

**Computation of RTY**

RTY is a capitalization-weighted index.  RTY reflects changes in the market value (i.e. capitalization) of the component stocks relevant to their market value on a base date. RTY is determined by adding the market values of the component stocks, which are gotten by multiplying the price of each stock by the number of available shares, to get the total market capitalization of the 2,000 stocks.  The total market capitalization is then divided by a divisor, which gives the adjusted capitalization of RTY on the base date of December 31, 1986.  The most recently traded price for a security will be used in determining RTY.  If a component security is not open for trading, the most recently traded price for that stock will be used.  The divisor is adjusted to reflect certain events in order to provide consistency for RTY.  The events include changes in the number of common shares outstanding for component stocks, company additions or deletions, corporate restructurings, and other changes.  Available shares are considered to be available for trading.  Exclusion of market value held by other listed companies and large holdings by private investors (10% or more) is based on information recorded in Securities and Exchange Commission filings.

Annual reconstitution is the process by which RTY is completely rebuilt.  Reconstitution is a vital part of the creation of a benchmark which accurately represents a particular market segment.  Companies may get bigger or smaller over time, or change in style characteristics.  Reconstitution ensures that the correct companies are represented in RTY.

Available shares are assumed to be shares available for trading. Exclusion of capitalization held by other listed companies and large holdings of private investors (10.00% or more) is based on information recorded in Securities and Exchange Commission filings.  Other sources are used in cases of missing or questionable data.

The following types of shares considered unavailable for the purposes of capitalization determinations:

- ♦ ESOP or LESOP shares – shares of corporations that have Employee Stock Ownership Plans ("ESOP") or Leveraged Employee Stock Ownership Plans ("LESOP") that comprise 10.00% or more of the shares outstanding are adjusted;

- Corporate cross-owned shares – when shares of a company in RTY are held by another company also in RTY, this is considered corporate cross-ownership.  Any percentage held in this class will be adjusted;

- Large private and corporate shares – when an individual, a group of individuals acting together, or a corporation not in the index owns 10.00% or more of the shares outstanding.  However, institutional holdings (investment companies, partnerships, insurance companies, mutual funds, banks, or venture capital companies) are not included in this class; and

- Unlisted share classes – classes of common stock that are not traded on a United States securities exchange or NASDAQ.

The following summarizes the types of RTY maintenance adjustments and indicates whether or not an index adjustment is required.

- "No Replacement" Rule – Securities that leave RTY for any reason (e.g. mergers, acquisitions, or other similar corporate activity) are not replaced.  Therefore, the number of securities in RTY will fluctuate according to corporate activity.

- Rule for Corporate Action-Driven Changes – When a stock is acquired, delisted, or moves to the pink sheets or bulletin boards on the floor of a United States securities exchange, the stock is deleted from RTY at the open of trading on the ex-date using the previous day's closing prices.

- When acquisitions or mergers take place within RTY, the stock's capitalization moves to the acquiring stock; as a result, mergers have no effect on the total capitalization of RTY. Shares are updated for the acquiring stock at the time the transaction is final. Prior to April 1, 2000, if the acquiring stock was a member of a different index (i.e. the Russell 3000® Index or the Russell 1000® Index), the shares for the acquiring stock were not adjusted until month end.

- Deleted Stocks – When deleting stocks from RTY as a result of exchange delisting or reconstitution, the price used is the market price on the day of deletion, including potentially the over-the-counter ("OTC") Bulletin Board price. Previously, prices used to reflect delisted stocks were the last traded price on the Primary Exchange. There may be corporate events, like mergers or acquisitions that result in the lack of a current market price for the deleted security and in such an instance the latest Primary Exchange closing price available will be used.

- Additions for Spin-Offs – Spin-off companies are added to the parent company's index and capitalization tier of membership, if the spin-off is large enough. To be eligible, the spun-off company's total market capitalization must be greater than the market-adjusted total market capitalization of the smallest security in RTY at the latest reconstitution.

- Quarterly IPO Additions – Eligible companies that have recently completed an initial public offering ("IPO") are added to RTY at the end of each calendar quarter based on total market capitalization ranking within the market-adjusted capitalization breaks established during the most recent reconstitution. Market adjustments will be made using the returns of the Russell 3000® Index. Eligible companies will be added to RTY using their industry's average style probability established at the latest constitution.

In order for a company to be added to RTY in a quarter (outside of reconstitution), the IPO company must meet all Russell U.S. Index eligibility requirements.  Also, the IPO company must meet the following criteria on the final trading day of the month prior to quarter-end: (i) price/trade; (ii) rank larger in total market capitalization than the market-adjusted smallest company in RTY as of the latest June reconstitution; and (iii) meet criteria (i) and (ii) during an initial offering period.

Each month, RTY is updated for changes to shares outstanding as companies report changes in share capital to the Securities and Exchange Commission. Only cumulative changes to shares outstanding greater than 5.00% are reflected in RTY.  This does not affect treatment of major corporate events, which are effective on the ex-date.

## Historical Performance of the IWM

The following graph sets forth the historical performance of the IWM based on the daily historical closing prices from May 4, 2006 through May 3, 2011. The closing price for the IWM on May 3, 2011 was $84.33. We obtained the closing prices below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.



The historical prices of the IWM should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Value of the IWM on the Final Valuation Date.

| Quarter Begin | Quarter End | Quarterly High | Quarterly Low | Quarterly Close |
|---|---|---|---|---|
| 1/3/2006 | 3/31/2006 | $76.24 | $66.05 | $75.97 |
| 4/3/2006 | 6/30/2006 | $78.02 | $66.55 | $71.66 |
| 7/3/2006 | 9/29/2006 | $73.57 | $66.35 | $71.96 |
| 10/2/2006 | 12/29/2006 | $79.76 | $70.68 | $78.05 |
| 1/3/2007 | 3/30/2007 | $82.44 | $75.15 | $79.51 |
| 4/2/2007 | 6/29/2007 | $85.17 | $79.15 | $82.96 |
| 7/2/2007 | 9/28/2007 | $85.74 | $73.24 | $80.04 |
| 10/1/2007 | 12/31/2007 | $84.89 | $72.99 | $75.92 |
| 1/2/2008 | 3/31/2008 | $76.50 | $64.10 | $68.51 |
| 4/1/2008 | 6/30/2008 | $76.18 | $68.24 | $69.03 |
| 7/1/2008 | 9/30/2008 | $84.99 | $64.52 | $68.39 |
| 10/1/2008 | 12/31/2008 | $67.35 | $37.13 | $49.27 |
| 1/2/2009 | 3/31/2009 | $51.91 | $34.27 | $41.94 |
| 4/1/2009 | 6/30/2009 | $53.79 | $41.12 | $50.96 |
| 7/1/2009 | 9/30/2009 | $62.61 | $47.27 | $60.23 |
| 10/1/2009 | 12/31/2009 | $63.61 | $55.34 | $62.26 |
| 1/4/2010 | 3/31/2010 | $69.36 | $58.01 | $67.81 |
| 4/1/2010 | 6/30/2010 | $74.65 | $60.71 | $61.08 |
| 7/1/2010 | 9/30/2010 | $68.55 | $58.66 | $67.47 |
| 10/1/2010 | 12/31/2010 | $79.27 | $66.49 | $78.23 |
| 1/3/2011 | 3/31/2011 | $84.29 | $76.95 | $84.17 |
| 4/1/2011* | 5/3/2011* | $86.81 | $81.44 | $84.33 |

*As of the date of this free writing prospectus available information for the second calendar quarter of 2011 includes data for the period from April 1, 2011 through May 3, 2011. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2011.

## The Basket

The following graph illustrates the hypothetical daily historical performance of the Basket from May 4, 2006 through May 3, 2011 based on information from Bloomberg Professional® service, if the level of the Basket was made to equal 100 on May 4, 2006. The hypothetical historical performance reflects the performance the Basket would have exhibited based on (i) the actual historical performance of the Reference Asset Components and (ii) the assumption that no adjustment to the Official Closing Value occurred from May 4, 2006 through May 3, 2011 for any Reference Asset Component. Neither the hypothetical historical performance of the Basket nor the actual historical performance of the Reference Asset Components should be taken as indications of future performance.

We cannot give you assurance that the performance of the Basket will result in the return of your initial investment. You may lose up to 80% of your investment.



## FINAL VALUATION DATE AND MATURITY DATE

If the Final Valuation Date is not a scheduled trading day for any Reference Asset Component, then the Final Valuation Date for such Reference Asset Component will be the next succeeding day that is a scheduled trading day (as defined in the relevant underlying supplement with respect to each Reference Asset Component) for such Reference Asset Component. For each Reference Asset Component, the calculation agent will determine whether a market disruption event (as defined in the relevant underlying supplement with respect to each Reference Asset Component) exists on the Final Valuation Date with respect to such Reference Asset Component independent from other Reference Asset Components; therefore a market disruption event may exist for certain Reference Asset Components and not exist for other Reference Asset Components. If a market disruption event exists for a Reference Asset Component on the Final Valuation Date, then the Final Valuation Date for such Reference Asset Component will be the next scheduled trading day for which there is no market disruption event for such Reference Asset Component. If such market disruption event continues for five consecutive scheduled trading days, then that fifth scheduled trading day will nonetheless be the Final Valuation Date for such Reference Asset Component, and the Final Component Value with respect to such Reference Asset Component will be determined (1) with respect to a Reference Asset Component that is an index, by means of the formula for and method of calculating such index which applied just prior to the market disruption event, using the relevant exchange's traded or quoted price of each stock or other security included in such index (or if an event giving rise to a market disruption event has occurred with respect to a stock or other security in such index and is continuing on that fifth scheduled trading day, the calculation agent's good faith estimate of the value for that stock or other security), or (2) with respect to a Reference Asset Component that is an index fund, by the calculation agent, in its sole discretion, using its estimate of the exchange traded prices for such index fund that would have prevailed but for that market disruption event. For the avoidance of doubt, if no market disruption event exists with respect to a Reference Asset Component on the originally scheduled Final Valuation Date, the determination of such Reference Asset Component's Final Component Value will be made on the originally scheduled Final Valuation Date, irrespective of the existence of a market disruption event with respect to any other Reference Asset Component. If the Final Valuation Date for any Reference Asset Component is postponed, then the Maturity Date will also be postponed to the third business day following the latest of such postponed Final Valuation Dates.

For avoidance of doubt, the MDY will be treated in the same manner as the SPDR$^®$ Trust, Series 1 for all purposes of determining whether a market disruption event exists with respect to the MDY as described under "Additional Terms of the Notes—Market Disruption Events" in the accompanying underlying supplement no. 4.

## EVENTS OF DEFAULT AND ACCELERATION

If the securities have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the securities, the calculation agent will determine the accelerated Payment at Maturity due and payable in the same general manner as described in "Payment at Maturity" in this free writing prospectus.  In such a case, the third scheduled trading day for all of the Reference Asset Components immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the accelerated Reference Asset Component Return for each Reference Asset Component.  If a market disruption event exists with respect to a Reference Asset Component on that scheduled trading day, then the accelerated Final Valuation Date will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled Final Valuation Date).  The accelerated Maturity Date will be the fifth business day following such accelerated postponed Final Valuation Date.

For more information, see "Description of Debt Securities — Events of Default" in the accompanying prospectus.

## SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the securities.  Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the securities from HSBC for distribution to other registered broker dealers or will offer the securities directly to investors.  HSBC Securities (USA) Inc. proposes to offer the securities at the offering price set forth on the cover page of this free writing prospectus.  Fee based accounts purchasing the Notes will pay a purchase price of $1,000 per security, and the agent with respect to sales made to such accounts will forgo any fees.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the securities, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution" on page S-52 in the prospectus supplement.  All references to NASD Rule 2720 in the prospectus supplement shall be to FINRA Rule 5121.

## CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, a security should be treated as a pre-paid forward or other executory contract with respect to the Reference Asset. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Notwithstanding any disclosure in the accompanying product supplement to the contrary, our special U.S. tax counsel in this transaction is Sidley Austin LLP. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat a security as a pre-paid forward or other executory contract with respect to the Reference Asset. Pursuant to this approach and subject to the discussion below regarding "constructive ownership transactions," we do not intend to report any income or gain with respect to the securities prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the security for more than one year at such time for U.S. federal income tax purposes.

Despite the foregoing, U.S. holders (as defined under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) should be aware that the Internal Revenue Code of 1986, as amended (the "Code") contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the EFA, the MDY, the EEM and the IWM). Under the "constructive ownership" rules, if an investment in the securities is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of a security will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) of the U.S. holder (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the security (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the security).

Although the matter is not clear, there exists a risk that an investment in the securities will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of a security will be recharacterized as ordinary income. Accordingly, U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

We will not attempt to ascertain whether the issuer of any stock included in, or owned by, one or more of the Reference Asset Components would be treated as either a "passive foreign investment company" ("PFIC") or a United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. In the event that the issuer of any stock included in, or owned by, one or more of the Reference Asset Components were treated as a PFIC or USRPHC, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the issuers of stock included in, or owned by, the Reference Asset Components and consult your tax advisor regarding the possible consequences to you in the event that one or more issuers of stock included in, or owned by, one or more of the Reference Asset Components is or becomes a PFIC or USRPHC.

For a discussion of certain of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying product supplement and the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

## TABLE OF CONTENTS
### Free Writing Prospectus

# HSBC USA Inc.

## $   Buffered Accelerated Market Participation Securities

**May 5, 2011**

**FREE WRITING PROSPECTUS**